Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

COMPLETION OF THE TENCENT NOTES SUBSCRIPTION AND THE CONCURRENT TENCENT REPURCHASE

Reference is made to the announcements of Bilibili Inc. (“Bilibili” or the “Company”) dated September 4, 2026, the circular of the Company dated September 25, 2026 (the “Circular”) and the poll results announcement of the Company dated October 28, 2026 in relation to, among others, (i) the subscription by Tencent (through its subsidiary) for US$200 million in aggregate principal amount of the Notes (the “Tencent Notes Subscription”) and (ii) the repurchase by the Company of a portion of the existing Class Z Ordinary Shares and ADSs held by Tencent (through its subsidiaries) for US$200 million (the “Concurrent Tencent Repurchase”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company is pleased to announce that the concurrent closing of the Tencent Notes Subscription and the Concurrent Tencent Repurchase took place on November 5, 2026 (after Hong Kong trading hours).

EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming there being no other change in the shareholding structure of the Company since the Shares Record Date, the following table sets out, for illustrative purposes only, the shareholding structure of the Company (i) immediately before the completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription; (ii) immediately after the completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription, assuming no conversion of the Notes; (iii) immediately after the completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription and Rule 8A.15 Adjustment resulting from the cancellation of Repurchased Shares under the Concurrent Tencent Repurchase, assuming no conversion of the Notes; and (iv) immediately after the completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription, Rule 8A.15 Adjustment resulting from the cancellation of Repurchased Shares under the Concurrent Tencent Repurchase and the full conversion of the Notes at the initial Conversion Price:

	Immediately before completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription				Immediately after completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription, assuming no conversion of the Notes

Immediately after

completion of

the Concurrent Tencent

Repurchase and

the Tencent Notes

Subscription and

Rule 8A.15

Adjustment resulting from

the cancellation of

Repurchased

Shares under

the Concurrent Tencent

Repurchase,

assuming no conversion

of the Notes

Immediately after

completion of

the Concurrent Tencent

Repurchase and

the Tencent

Notes Subscription,

Rule 8A.15 Adjustment

resulting from

the cancellation of

Repurchased

Shares under

the Concurrent

Tencent

Repurchase and

the full conversion of the Notes at

the initial Conversion Price

	Number and class of Shares(1)(2)		Approx. % of beneficial ownership(1)	Approx. % of voting power(1)	Number and class of Shares(3)(4)		Approx. % of beneficial ownership(4)	Approx. % of voting power(4)	Number and class of Shares(3)(5)		Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)	Number and class of Shares(3)(5)		Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)
Shareholders
Mr. Rui Chen (including his associates)(6)	47,255,888 Class Y Ordinary Shares		11.4%	42.2%	47,255,888 Class Y Ordinary Shares		11.8%	42.7%	45,702,057 Class Y Ordinary Shares		11.4%	42.2%	45,702,057 Class Y Ordinary Shares		10.5%	40.9%
	776,914 Class Z Ordinary Shares		0.2%	0.1%	776,914 Class Z Ordinary Shares		0.2%	0.1%	2,330,745 Class Z Ordinary Shares		0.6%	0.2%	2,330,745 Class Z Ordinary Shares		0.5%	0.2%
Ms. Ni Li (including her associates)(6)	7,083,542 Class Y Ordinary Shares		1.7%	6.3%	7,083,542 Class Y Ordinary Shares		1.8%	6.4%	6,850,627 Class Y Ordinary Shares		1.7%	6.3%	6,850,627 Class Y Ordinary Shares		1.6%	6.1%
	116,458 Class Z Ordinary Shares		0.0%	0.0%	116,458 Class Z Ordinary Shares		0.0%	0.0%	349,373 Class Z Ordinary Shares		0.1%	0.0%	349,373 Class Z Ordinary Shares		0.1%	0.0%
Mr. Yi Xu (including his associates)(6)	24,071,459 Class Y Ordinary Shares		5.8%	21.5%	24,071,459 Class Y Ordinary Shares		6.0%	21.8%	23,279,960 Class Y Ordinary Shares		5.8%	21.5%	23,279,960 Class Y Ordinary Shares		5.4%	20.8%
	3,340,749 Class Z Ordinary Shares	(7)	0.8%	0.3%	3,340,749 Class Z Ordinary Shares	(7)	0.8%	0.3%	4,132,248 Class Z Ordinary Shares	(7)	1.0%	0.4%	4,132,248 Class Z Ordinary Shares	(7)	0.9%	0.4%
Holder(s) of the Conversion Shares (other than Tencent)	—		—	—	—		—	—	—		—	—	25,168,700 Class Z Ordinary Shares		5.8%	2.3%

	Immediately before completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription			Immediately after completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription, assuming no conversion of the Notes

Immediately after

completion of

the Concurrent Tencent

Repurchase and

the Tencent Notes

Subscription and

Rule 8A.15

Adjustment resulting from

the cancellation of

Repurchased

Shares under

the Concurrent Tencent

Repurchase,

assuming no conversion

of the Notes

Immediately after

completion of

the Concurrent Tencent

Repurchase and

the Tencent

Notes Subscription,

Rule 8A.15 Adjustment

resulting from

the cancellation of

Repurchased

Shares under

the Concurrent

Tencent

Repurchase and

the full conversion of the Notes at

the initial Conversion Price

	Number and class of Shares(1)(2)	Approx. % of beneficial ownership(1)	Approx. % of voting power(1)	Number and class of Shares(3)(4)	Approx. % of beneficial ownership(4)	Approx. % of voting power(4)	Number and class of Shares(3)(5)	Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)	Number and class of Shares(3)(5)	Approx. % of beneficial ownership(4)(5)	Approx. % of voting power(4)(5)
Tencent (including its subsidiaries)	13,639,108 Class Z Ordinary Shares	3.3%	1.2%	48,018 Class Z Ordinary Shares	0.0%	0.0%	48,018 Class Z Ordinary Shares	0.0%	0.0%	10,115,498 Class Z Ordinary Shares	2.3%	0.9%
Other Shareholders	317,055,088 Class Z Ordinary Shares	76.7%	28.3%	317,055,088 Class Z Ordinary Shares	79.3%	28.7%	317,055,088 Class Z Ordinary Shares	79.3%	29.3%	317,055,088 Class Z Ordinary Shares	72.9%	28.4%
Repurchased Shares(1)	6,795,540 Class Z Ordinary Shares	—	—	20,386,630 Class Z Ordinary Shares	—	—	20,386,630 Class Z Ordinary Shares	—	—	20,386,630 Class Z Ordinary Shares	—	—
Total (excluding treasury shares)	413,339,206 Shares	100%	100%	399,748,116 Shares	100%	100%	399,748,116 Shares	100%	100%	434,984,296 Shares	100%	100%

Notes:

(1)

Assuming there is no other change in the shareholding structure of the Company since the Shares Record Date. As at the date of this announcement, (i) the Repurchased Shares from the Concurrent Delta Repurchase were pending cancellation; and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase also remained pending. But for illustrative purposes, the shareholding structure immediately before completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription has assumed that both of the aforementioned events have been completed.

(2)

On the basis of note (1) above, the calculation is based on the total number of 413,339,206 Shares issued and outstanding (comprising 78,410,889 Class Y Ordinary Shares and 334,928,317 Class Z Ordinary Shares), assuming both the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase and the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase have been completed and without taking into account the Bulk Issuance Shares.

(3)	Including Class Z Ordinary Shares underlying ADSs where applicable.
(4)

Assuming there is no change in the total number of Shares issued and outstanding from the Shares Record Date (which has assumed that (i) the Repurchased Shares from the Concurrent Delta Repurchase have been cancelled and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase has been completed) to the date immediately after the completion of the Concurrent Tencent Repurchase and the Tencent Notes Subscription.

(5)

Upon the completion of the Concurrent Tencent Repurchase, since the reduction in the number of issued and outstanding Shares would result in an increase in the proportion of the Company’s Shares that carry weighted voting rights (Class Y Ordinary Shares), the WVR Beneficiaries will reduce their total weighted voting rights in the Company proportionately (through conversion of a proportion of their shareholding with those rights into shares without those rights) pursuant to Rule 8A.15 of the Listing Rules. For illustrative purposes, assuming the WVR Beneficiaries will convert a total of 2,578,245 Class Y Ordinary Shares to Class Z Ordinary Shares for the Rule 8A.15 Adjustment, on a pro rata basis, following completion of the Concurrent Tencent Repurchase, and assuming there is no other change in the total number of Shares issued and outstanding from the Shares Record Date to the date immediately after the completion of the Concurrent Tencent Repurchase and the completion of the full conversion of the Notes at the initial Conversion Price.

(6)

The WVR Beneficiaries are not related. Mr. Rui Chen has served as chairman of the board of directors and chief executive officer of the Company since November 2014. Ms. Ni Li has served as the Company’s chief operating officer since November 2014 and vice chairwoman of the Company’s board of directors since January 2015. Mr. Yi Xu founded the Company’s website in 2009 (which culminated in the commencement of the Group’s commercial operations in 2011 and the founding of the Company in 2013) and has served as the Company’s director and president since December 2013.

(7)

2,900,000 Class Z Ordinary Shares out of Mr. Yi Xu’s shareholding are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that he is not entitled to exercise the voting rights attached to those shares while retaining the economic ownership of those shares.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, November 6, 2026

As of the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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